July 2, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to SEC Comments
Amendment No. 6 to Offering Statement on Form 1-A
Filed June14, 2021
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. has filed Amendment No. 7 to its Offering Statement on Form 1-A on July 2, 2021 in response to your comments. The purpose of this letter is to assist you in your review and confirm that the Company’s responses are satisfactory.

The comments from Amendment 6 and the Bear Village responses with locations within the filing document are presented below:

Amendment No. 6 to Offering Statement on Form 1-A filed June 14, 2021

Results of Operations, page 43

1.	Please revise your discussion of operations to agree with the amounts of operating expense and net loss recorded on your statement of operations.

Response:

This discrepancy has been corrected.

Index to Financial Statements, page F-1

2. Please update your financial statements and financial information in accordance with Rule 8-08 of Regulation S-X.

Response:

Interim financial reports are compiled and submitted.

I hope that these responses adequately answer your comments. We appreciate your patience. Should you require any additional information or clarifications please let us know.

Sincerely,

/s/ Donald R. Keer

Donald R. Keer, Esq.

cc: Richardo Haynes.